Golden Pond Healthcare, Inc.

18 Arrowhead Way

Darien, CT 06820

November 5, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: John Reynolds

Re:	Golden Pond Healthcare, Inc. Registration Statement on Form S-1 File No. 333-144718

Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Golden Pond Healthcare, Inc. ( the “Company”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on November 6, 2007, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Emanuel Cherney (212-836-7061) or William Lonergan (212-836-7190) of Kaye Scholer LLP.

*                                *                                 *

Sincerely,

GOLDEN POND HEALTHCARE, INC.

By:	/s/ Stephen F. Wiggins
Stephen F. Wiggins
President and Chairman of the Board